02041248

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

BVR Systems (1998) Ltd.
(Translation of registrant's name into English)

16 Ha'melacha St., Park Afek, Rosh Ha'ayin 48091, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR Systems (1998) Ltd.
(Registrant)

Date: April 9, 2002

By: ______________
(Signature)
Name: Yoel Katzir
Title: President and Chief Executive Officer

By: ______________
(Signature)
Name: Reuven Shahar
Title: V.P Finance and CFO

EXHIBIT INDEX

Exhibit 1

BUSINESS NEWS

BVR Systems and VeriTouch in Negotiations for a Joint Program to Develop Airline Security System

Enterprise Solution to Address Homeland Security and Defense Issues

Rosh Ha'ayin, Israel – December 18, 2001 – BVR Systems (1998) Ltd. (NASDAQ:BVRS), a diversified world leader in advanced military training and simulation systems, and VeriTouch Ltd., a global leader in the delivery of advanced biometric security systems, today announced that they are engaged in negotiations for a joint program to manufacture and market a comprehensive security system for the commercial airline industry worldwide. Both companies noted that there can be no assurance that the negotiations will lead to the establishment of a joint program, or that it will successfully develop, manufacture or market the product, which has been named Constellation SCS™ (Secure Cabin System).

Constellation SCS would introduce a unique set of aircraft interior security modules for the protection of passengers, pilots, and crew members. It would include VeriTouch's proprietary fingerprint and iris recognition technology, BVRS's real-time safety algorithms, high resolution 3-D terrain databases and situation awareness technology, and in-cabin video communications and advanced AI algorithms for command/control to provide revolutionary safety features in the event of a terrorist attack. In addition, it would provide external ground security checking procedures through the registration of passengers, crew, and ground crew, biometric data during pre-flight, and surveillance and security checks for airport visitors and employees. The system is designed for countering sabotage to commercial aircraft prior to flight, as well as providing in-flight tactical counter measures to combat threats to the safety of passengers, crew, and ground facilities and personnel.

BVRS CEO Yoel Katzir commented, "As a company with extensive military expertise and experience with airborne computation, navigation, data communication and real-time safety systems, we are proud to lend our technological know-how to this venture. Our core competencies are well suited to the emerging needs of civil aviation security markets."

Gary E. Brant, VeriTouch CEO, stated, "VeriTouch looks forward to the support of our Israeli partner, BVR Systems, in the development of our revolutionary platform for on-the-ground and in-flight security to protect passengers and airline crews worldwide. Constellation SCS will provide a comprehensive, enterprise-wide security platform for the commercial airline industry to safeguard their operations going forward."

BVR Systems (1998) Ltd., (NASDAQ:BVRS), established in 1998 as an independent spin-off, is a world leader in advanced defense training and simulation systems. The Company is part of the Elisra Group and offers highly efficient, cost effective solutions for the simulation, training and debriefing needs of modern air, sea and ground forces. For more information visit the Company's web site at: http://www.bvrsystems.com.

VeriTouch Ltd. is a world leader in the development of advanced biometric security solutions. Established in 1996 and based in New York City, VeriTouch's products include bioCARD™, the world's first mobile, wireless biometric identification system . An integrated component of Constellation SCS, bioCARD provides real time identification of individuals and secure messaging capability for commercial aviation, military, government, corporate, and healthcare applications. For more information, visit: http://www.veritouch.com.

This announcement and the websites referred to herein contain forward-looking statements, as such term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include information about possible or assumed future developments or other circumstances. Statements that use the terms "would", "will" and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this announcement and such websites reflect current views about future events and are based on assumptions and are subject to risks and uncertainties. Consequently, actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements.

Contacts:

Gilad Yavetz
BVR Systems (1998) Ltd. (Israel)
Tel. 011-972-3-900-8000
gilady@bvr.co.il

Gary E. Brant
VeriTouch Ltd. (New York)
Tel. 917-378-2525
gb@veritouch.com

Rachel Levine/Marilena LaRosa
The Anne McBride Co. (New York)
Tel. 212-983-1702

Exhibit 2

smiths engineering value in aerospace

B.V.R. SYSTEMS (1998) LTD.

Press Information

Smiths Aerospace and BVR Systems Sign Memorandum of Understanding

January 14th, 2002, Smiths Aerospace and BVR Systems (1998) Ltd. (NASDAQ:BVRS) today announced the signing of a Memorandum of Understanding to pursue an integrated Smiths Airborne Video Solid State Recorder (AVSR) with the BVR airborne embedded training suite.

The intent of the co-operation is to develop an integrated and seamless system that provides multi-channel video, audio, 1553 recording and advanced 3D debriefing capabilities, as well as real time weapon delivery simulations, embedded electronic warfare simulations and other functions. The systems are developed and manufactured at the Smiths Aerospace facility in Germantown, MD and the BVR Systems facility in Afek Industrial Park, Israel.

The Smiths AVSR is a drop-in replacement for single and triple-deck videotape recorders and is based on the integrated data transfer and multi-channel video recorder developed for the F-22. It uses the same solid-state memory cartridge as the F-22 and newest F-16s such as Block 60. The robust design of the AVSR™ has no moving parts and provides a cost-effective solution for the operational and maintenance problems that are typically experienced by tape recorder users.

The BVR airborne embedded training system is a training, debriefing, safety and embedded simulation suite, which includes advanced avionics components, a ground station and optional data-link capabilities for enhanced performance. The system includes a wide range of features and capabilities such as real time weapon delivery simulation, embedded avionics simulations, real time monitoring of training, real time safety, advanced debriefing capabilities and more.

BVR Systems (1998) Ltd., (NASDAQ:BVRS) is a world leader in advanced defense training and simulation systems. The Company is part of Elisra Group, a world leader in the development of electronic warfare (EW) systems, and offers highly efficient, cost effective solutions for the simulation, training and debriefing needs of modern air, sea and ground forces. For more information: http://www.bvrsystems.com.

Smiths Aerospace is the leading transatlantic aerospace equipment company, with half its 12,000 staff and $2 billion revenues in North America. Smiths Aerospace holds key positions in the supply chains of all major military and civil aircraft and engine manufacturers and are world-leaders in electronic systems, actuation systems, and precision components.

This announcement and the websites referred to herein contain forward-looking statements, as such term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include information about possible or assumed future developments or other circumstances. Statements that use the terms "would", "will" and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this announcement and such websites reflect current views about future events and are based on assumptions and are subject to risks and uncertainties. Consequently, actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements.

Jennifer Villarreal, Communications Manager
3290 Patterson Ave. S.E. Grand Rapids, MI 49512-1991
T. 616 241 8643 • M. 616 617 7755
jennifer.villarreal@smiths-aerospace.com

Heather Cox, Director of Communications
765 Finchley Road, London, NW11 8DS
T. 44 20 8457 8336 • M. 44 771 350 5560
heather.cox@smiths-group.com

Mimi Fuchs, Marcom Manager
BVR Systems
T: 011-972-3-900-8035
Mimif@bvr.co.il

Rachel Levine/Marilena LaRosa
The Anne McBride Co. (New York)
T. 212-983-1702

Exhibit 3

B.V.R. SYSTEMS (1998) LTD.

BUSINESS NEWS

BVR Launches Armor Gunnery Simulator

Rosh Ha'ayin, Israel – February 13, 2002 – BVR Systems (1998) Ltd. (NASDAQ: BVRS), a diversified world leader in advanced military training and simulation systems, today announced the completion of its Armor Gunnery & Tactical Simulator, a multi simulator "farm" for multi level ground forces Distributed Mission Training (DMT).

The Armor Gunnery & Tactical Simulator provides realistic interactive training, ranging from individual gunnery platforms to team tactical training on multiple platforms by networking simulator stations through High Level Architecture (HLA) protocols. The simulator includes several high-fidelity simulation cells for a variety of tanks and armored vehicles that are networked together. The visual system of each simulator covers a 360° field of view and the visual display includes high-resolution geo-specific databases created from satellite imagery.

BVR Systems' Chief Executive Officer Yoel Katzir commented: "We view the success of the simulator farm as an opportunity to further expand penetration of our ground force simulators world-wide. The successful completion of the simulator, positions BVR as a major player in two important segments of the military training and simulation market: ground forces and the fast-growing Distributed Mission Training (DMT) arena."

The simulator farm enables trainees to simultaneously work on their weapon proficiency, tactical skills and maneuvers. They can conduct team training at the basic employment level or practice complex combat scenarios at the mission employment level. The Armor Gunnery & Tactical Simulator may even provide more effective training in many areas that traditional methods are unable to deliver due to cost factors, and logistics.

This simulator is the first simulator in the world to be designed in a re-configurable "roll in roll out" technology. It enables the simulation of a variety of armored vehicle types using the same hardware infrastructure through a simple "plug and play" process.

The tactical environment is achieved through BVR's computer generated forces (CGF), enhancing the complexity and realism of the training scenarios.

The simulator was designed using the expertise of IDF reserve military and armored corps commanders, who contributed their vast operational experience and understanding of the trainees' needs. The outcome of this design is a pioneering state-of-the-art simulator.

BVR Systems (1998), established in 1998 as an independent spin-off, is a world leader in advanced defense training and simulation systems. The Company offers highly efficient, cost effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces. For more information visit the Company's web site at http://www.bvrsystems.com.

This announcement and the websites referred to herein contain forward-looking statements, as such term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include information about possible or assumed future developments or other circumstances. Statements that use the terms "would", "will" and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this announcement and such websites reflect current views about future events and are based on assumptions and are subject to risks and uncertainties. Such risks include, but are not limited to the fact that we may fail in realizing the benefit anticipated form co-operation with other players in the industry; our contracts may be terminated or suspended by our customers as a result of factors which may not depend on us; many of our customers would have the right to terminate orders by paying the cost of work in process plus a related profit factor; the changes in technology and market requirements; decline in demand for the our products; inability to timely develop and introduce new technologies, products and applications; loss of market share, pressure on pricing resulting from competition, and other factors as are described in Item 3 D (Key Information – Risk Factors) of our Form 20-F for the fiscal year ended December 31, 2000. Consequently, actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements.

Contacts:

Mimi Fuchs
BVR Systems (1998) Ltd.
Tel. 011-972-3-900-8000

Rachel Levine and Marilena LaRosa
The Anne McBride Company, Inc.
Tel. 212-983-1702

Exhibit 4

BVRS to Present Homeland Defense Technologies at Security Conference

Rosh Ha'ayin, Israel – February 14th, 2002 – BVR Systems (1998) Ltd. (NASDAQ: BVRS), a diversified world leader of advanced military training and simulation systems, today announced its participation in the Israel Security Industry: Technologies and Strategies for Homeland Defense and Counter-Terrorism Conference on February 19, 2002 in New York City.

The goal of the conference is to present Israel's security technology to various US companies, senior executives and government officials engaged in deterrence, preparedness and response to terrorism. It is an opportunity to meet leading Israeli security technology and services firms and to discuss methods for improving security. The Government of Israel Economic Mission and Israel Export Institute have organized the event.

BVR's Chief Executive Officer Yoel Katzir commented that the Company intends to demonstrate its range of capabilities in the security arena. "With our sophisticated and versatile technology, and partnerships with other US and international companies, BVRS has the ability to leverage its existing technology to offer comprehensive security solutions for the emerging aviation security market."

BVR Systems will present several of its security initiatives, including its embedded situation recognition and awareness (ESRA) system. ESRA is designed to alert airport authorities of hijacked commercial aircraft, control collateral risk from hijacked aircraft, and provide vital operations intelligence in cases where special force intervention is necessary. The system is centered in a single, maintenance-free airborne avionics box and does not require ground infrastructure for its normal operation.

In addition, BVRS will present the Constellation SCS™ (Secure Cabin System), a unique set of aircraft interior security modules designed to provide protection of passengers, pilots, and crewmembers. The system will be presented in conjunction with Veritouch Ltd., a global leader in the delivery of advanced biometric security systems. The system may be offered to include VeriTouch's proprietary fingerprint and iris recognition technology, BVRS' real-time safety algorithms, high-resolution 3-D terrain databases and situation awareness technology, in-cabin video communications and advanced artificial intelligence algorithms for command/control to provide revolutionary safety features in the event of a terrorist attack.

BVR Systems (1998) Ltd., (NASDAQ:BVRS), established in 1998 as an independent spin-off, is a world leader in advanced defense training and simulation systems. The Company is part of the Elisra Group and offers highly efficient, cost effective solutions for the simulation, training and debriefing needs of modern air, sea and ground forces. For more information visit the Company's web site at: http://www.bvrsystems.com.

This announcement and the websites referred to herein contain forward-looking statements; as such term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include information about possible or assumed future developments or other circumstances. Statements that use the terms "would", "will" and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this announcement and such websites reflect current views about future events and are based on

assumptions and are subject to risks and uncertainties. Such risks include, but are not limited to the fact that we may fail in realizing the benefit anticipated form co-operation and alliances with other players in the industry; inability to timely develop and introduce new technologies, products and applications; our contracts may be terminated or suspended by our customers as a result of factors which may not depend on us; many of our customers would have the right to terminate orders by paying the cost of work in process plus a related profit factor; the changes in technology and market requirements; decline in demand for the our products; loss of market share, pressure on pricing resulting from competition, and other factors as are described in Item 3 D (Key Information – Risk Factors) of our Form 20-F for the fiscal year ended December 31, 2000. Consequently, actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements.

Contacts:

Mimi Fuchs
BVR Systems (1998) Ltd.
Tel. 011-972-3-900-8000

Rachel Levine and Marilena LaRosa
The Anne McBride Company, Inc.
Tel. 212-983-1702

Exhibit 5

B.V.R. SYSTEMS (1998) LTD.

Earnings Release

BVR Systems Reports Significant Revenue Growth for Fourth Quarter and Full Year 2001

Rosh Ha'ayin, Israel – February 19, 2002 – BVR Systems (1998) Ltd. (NASDAQ: BVRS), a diversified world leader of advanced defense training and simulation systems, today reported an approximate 73% revenue increase for 2001 to $44.0 million, compared with revenues of $25.4 million for 2000. Net loss for the year came to $0.9 million or $0.09 per share compared with a net loss of $13.3 million or $1.32 per share for 2000.

Fourth quarter revenues showed an increase of 78% to $10.5 million compared with $5.9 million for the same period in 2000. Net income for the quarter came to $0.1 million or $0.01 per share compared with a net loss of $2.9 million or $0.27 per share for 4Q00.

Commenting on the results, Yoel Katzir, BVRS' chief executive officer said: "We are pleased to report significant improvement in our 2001 revenues and a return to profitability for the year's third and fourth quarters."

Fourth quarter operating profit was $0.3 million, compared with an operating loss of $2.6 million for the same quarter last year. The accumulated operating profit for the year came to $0.1 million compared with a loss of $10.3 million for 2000.

Fourth quarter gross profit was $2.6 million compared with a gross loss of $0.6 million for the fourth quarter of the previous year. For 2001, the gross profit was $8.2 million, a major increase over a gross loss of $0.6 million for 2000.

The Company reported an order backlog of approximately $46.5 million at the end of the year.

"We have achieved these results by working towards the completion of existing projects, while simultaneously marketing BVRS' product lines aggressively and leveraging our synergies with Elisra and strategic partners."

Early in the fourth quarter the Company announced a $7.1 million contract with Aermacchi S.p.A., a leading manufacturer and producer of modern military training aircraft in Europe and a $2.4 million contract for supply of EHUD™ ACMI Systems to the Israel Air Force.

In January the Company signed a memorandum of understanding with Smiths Aerospace, the leading transatlantic aerospace equipment company, to pursue an integrated Smiths Airborne Video Solid State Recorder (AVSR) with the BVRS' airborne embedded training suite.

More recently, BVRS announced that its Armor Gunnery and Tactical Simulator, a multi-ship simulation facility, for multi level ground forces Distributed Mission Training, has been successfully completed.

BVR Systems will conduct a teleconference today at 11:00 AM ET to discuss earnings. To participate please dial (US) 800-240-6709 or (International) 303-262-2075 about 5 minutes prior to start. A replay of the teleconference will be available from 12:45 PM ET the same day until 12:45 PM ET Tuesday, March 19, by dialing (US) 800-405-2236 or (International) 303-590-3000, and entering passcode 445652#.

BVR Systems (1998) Ltd., (NASDAQ:BVRS) is a world leader in advanced defense training and simulation systems. The Company is part of Elisra Group, a world leader in the development of electronic warfare (EW) systems, and offers highly efficient, cost effective solutions for the simulation, training and debriefing needs of modern air, sea and ground forces. For more information visit the Company's newly launched and innovative web site at http://www.bvrsystems.com.

This announcement and the websites referred to herein contain forward-looking statements; as such term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include information about possible or assumed future developments or other circumstances. Statements that use the terms "would", "will" and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this announcement and such websites reflect current views about future events and are based on assumptions and are subject to risks and uncertainties. Such risks include, but are not limited to the fact that we may fail in realizing the benefit anticipated form co-operation with other players in the industry; our contracts may be terminated or suspended by our customers as a result of factors which may not depend on us; many of our customers would have the right to terminate orders by paying the cost of work in process plus a

related profit factor; the changes in technology and market requirements; decline in demand for the our products; inability to timely develop and introduce new technologies, products and applications; loss of market share, pressure on pricing resulting from competition, and other factors as are described in Item 3 D (Key Information – Risk Factors) of our Form 20-F for the fiscal year ended December 31, 2000. Consequently, actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements.

Contacts:

Mimi Fuchs
BVR Systems (1998) Ltd.
Tel. 011-972-3-900-8000

Rachel Levine and Marilena LaRosa
The Anne McBride Company, Inc.
Tel. 212-983-1702

FINANCIAL TABLES FOLLOW

Consolidated Balance Sheets as of December 31

	2001 US$ thousands	2000 US$ thousands
Assets		
Current assets		
Cash and cash equivalents	**1,390**	12,225
Restricted bank deposits	**4,253**	7,577
Trade receivables	**20,149**	15,634
Other receivables and prepaid expenses	**1,799**	1,107
Inventories	**1,376**	922
Total current assets	**28,967**	37,465
Investments, loans and long-term receivables	**1,260**	1,993
Fixed assets		
Cost	**8,807**	8,486
Less accumulated depreciation	**6,864**	5,962
	1,943	2,524
Total assets	**32,170**	41,982

Consolidated Balance Sheets as of December 31

	2001 US$ thousands	2000 US$ thousands
Liabilities and Shareholders' Equity		
Current liabilities		
Short-term bank credit	**12,002**	13,271
Short-term loan from B.V.R. Technologies Ltd.	**-**	642
Trade payables	**8,513**	7,116
Other payables and accrued expenses	**8,909**	17,414
	29,424	38,443
Long-term liabilities		
Liability for employees' severance benefits, net	**584**	447
Commitments and contingent liabilities		
Shareholders' equity		
Share capital	**2,529**	2,529
Additional paid-in capital	**21,408**	21,408
Accumulated deficit	**(21,775)**	(20,845)
	2,162	3,092
Total liabilities and shareholders' equity	**32,170**	41,982

Consolidated Statements of Operations for the period ended December 31

	Year ended December 31, 2001	Year ended December 31, 2000	Three months ended December 31, 2001	Three months ended December 31, 2000
	US$ thousands	US$ thousands	US$ thousands	US$ thousands
Income from sales	**42,550**	23,308	**9,907**	5,907
Income from royalties and commissions	**1,451**	2,061	**597**	-
	44,001	25,369	**10,504**	5,907
Cost of sales	**35,845**	* 25,971	**7,952**	* 6,488
Gross (loss) profit	**8,156**	(620)	**2,552**	(581)
Operating expenses:				
Research and development, net	**1,081**	2,870	**530**	134
Selling and marketing	**1,915**	2,194	**475**	670
General and administrative	**5,029**	* 4,676	**1,252**	*1,220
Operating (loss) profit	**131**	(10,342)	**295**	(2,605)
Financing expenses, net	**(742)**	(937)	**(46)**	(323)
Other expenses, net	**(319)**	(31)	**(123)**	(31)
(Loss) income before income taxes	**(930)**	(11,310)	**126**	(2,959)
Income tax (expenses) benefit	**-**	(1,974)	**-**	20
Net (loss) income for the period	**(930)**	(13,284)	**126**	(2,939)
Basic and diluted (loss) earnings per share (in US$)	**(0.09)**	(1.32)	**0.01**	(0.27)
Weighted average number of ordinary shares outstanding (in thousands) used in basic and diluted (loss) earnings per share calculation	**10,705**	10,062	**10,705**	10,729

* Reclassified.

Exhibit 6

B.V.R. SYSTEMS (1998) LTD.

BUSINESS NEWS

BVR Systems Completes Preliminary Flight Tests of New In Flight Electronic Warfare Simulator

Singapore – February 26th, 2002 - At Asian Aerospace 2002, BVR Systems (1998) Ltd. (NASDAQ: BVRS), part of the Elisra Group, a diversified world leader of advanced defense training and simulation systems, today announced that it has completed preliminary flight tests for the Company's newly developed In Flight Electronic Warfare Simulator (IFEWS™) with the Israeli Air Force. The purpose of these flight tests was to evaluate the system's effectiveness in enhancing flight training of pilots in a virtual electronic warfare environment.

The BVRS IFEWS™ is a unique airborne simulator for the training and debriefing of electronic warfare scenarios. It is a complete, autonomous, on-board threat-environment training and safety suite stimulating the real electronic warfare systems. IFEWS™ provides a virtual range and includes BVRS' state-of-the-art post-flight debriefing capabilities.

During flight and in training mode, virtual and real threats are presented to the pilot through actual electronic warfare system displays and tones. Threats behave according to a doctrine planned by the electronic warfare-training officer during the mission-planning phase. The embedded electronic warfare system presents the pilot with virtual threats during the training mission, emulating conditions of the modern battlefield.

BVRS' IFEWS™ package consists of airborne internal Line Replacement Units (LRUs) and a PC based ground-debriefing station. The system's configuration contains a powerful Pentium-based airborne computer and rapid data link transceiver. The system is tightly coupled to the aircraft's existing EW suite. A navigation package is available for platforms/aircraft with insufficient on-board navigation systems.

BVR Systems' chief executive officer Yoel Katzir commented that BVRS' IFEWS™ package is the result of leveraging synergies with Elisra. "The IFEWS™ is a revolutionary approach to training combining unique elements of virtual and real threats. We are pleased with the positive results of the flight tests and are gearing up to market IFEWS™ to global armed forces."

Mr. Katzir reiterated the Company's return to profitability for the 2001 third and fourth quarters as published recently in the 2001 financial report.

BVR Systems (1998) Ltd., (NASDAQ:BVRS), established in 1998 as an independent spin-off, is a world leader in advanced defense training and simulation systems. The Company is part of the Elisra Group and offers highly efficient, cost effective solutions for the simulation, training and debriefing needs of modern air, sea and ground forces. For more information visit the Company's newly launched and innovative web site at: http://www.bvrsystems.com.

This announcement and the websites referred to herein contain forward-looking statements; as such term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include information about possible or assumed future developments or other circumstances. Statements that use the terms "would", "will" and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this announcement and such websites reflect current views about future events and are based on assumptions and are subject to risks and uncertainties. Such risks include, but are not limited to the fact that we may fail in realizing the benefit anticipated form co-operation and alliances with other players in the industry; inability to timely develop and introduce new technologies, products and applications; our contracts may be terminated or suspended by our customers as a result of factors which may not depend on us; many of our customers would have the right to terminate orders by paying the cost of work in process plus a related profit factor; the changes in technology and market requirements; decline in demand for the our products; loss of market share, pressure on pricing resulting from competition, and other factors as are described in Item 3 D (Key Information – Risk Factors) of our Form 20-F for the fiscal year ended December 31, 2000. Consequently, actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements.

Contacts:

Mimi Fuchs
BVR Systems (1998) Ltd.
Tel. 011-972-3-900-8000

Rachel Levine and Marilena LaRosa
The Anne McBride Company, Inc.
Tel. 212-983-1702